(LOGO) NORWEST MORTGAGE

Norwest Mortgage, Inc.
Home Campus
Des Moines, IA 50328
515/221 - 7300

Management Assertion

As of, and for the year ended December 31, 1999, Norwest Mortgage Banking has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of, and for the same period, Norwest Mortgage Banking had in effect a fidelity bond along with an errors and omissions policy in the amounts of $50 million and $10 million, respectively.

Pete Wissinger
President and Chief Operating Officer
January 8, 2000
Date

Robert K. Chapman
Executive Vice President and Chief Financial Officer
January 8, 2000
Date

Mike Heid
Executive Vice President Loan Servicing
January 8, 2000
Date